UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q18 Year-Over-Year Growth of 13% in Transactions

BUENOS AIRES, Argentina--(BUSINESS WIRE)--November 8, 2018--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), a leading online travel company in Latin America, today announced unaudited results for the three- and nine-month periods ended September 30, 2018. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Third Quarter 2018 Key Highlights

  Transactions up 13% year-over-year
  Gross bookings down 2% year-over-year (+27% on an FX neutral basis)
  Revenue declined 9% year-over-year
  Packages, Hotels and Other Travel Products accounted for 58% of total revenue in 3Q18, up 269 basis points from third quarter 2017
  Mobile transactions up 36% year-over-year, accounting for 35% of total transactions in 3Q18
  Over 46 million cumulative mobile application downloads as of September 30, 2018, up 30% year-over-year
  Adjusted EBITDA decreased 40% year-over-year, and was down 31% year-over-year excluding one-time tax recovery gains in 3Q17 and a one-time severance payment in 3Q18
  Operating cash flow of ($26.7) million in 3Q18, compared to $10.7 million in 3Q17
  Repurchased 939 thousand shares in 3Q18 for $15.7 million, with a total of $25 million in share repurchases year-to-date

Message from CEO

Commenting on the Company’s results, Damian Scokin, CEO stated: “This was a challenging quarter as we faced increasingly unfavorable macro conditions in Latin America, particularly in Argentina and Brazil, that impacted the travel industry which saw gross bookings decline in the low double-digit range. Given the full quarter impact of macroeconomic conditions, we expect further industry deterioration in the fourth quarter.

The current market environment, coupled with our strong balance sheet, has provided us with a unique opportunity to further strengthen our leading market position. Earlier this year, we adjusted our go-to-market strategy and customer service processes, , launching several initiatives that are allowing us to continue to gain market share across all of our key markets, despite lower reliance on payment installments. These measures will better position us to capture future growth as the economies recover. Importantly, on an FX-neutral basis consolidated gross bookings increased 27% year-on-year. Our decision to accelerate market share growth and customer service initiatives together with the significant currency volatility across our key markets, are impacting our financial results in the near term.

Reflecting our confidence in the Company’s future growth opportunities, we opportunistically took advantage of stock market volatility and repurchased over $25 million of our shares outstanding year-to-date. We have been operating in the region for over two decades and have faced similar challenges. Each time, we have emerged stronger, cementing our position as the leading OTA in the region.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
		Pro Forma					Pro Forma
	3Q18	3Q17	Adj.	3Q17	% Chg	9M18	9M17	% Chg
Operating metrics
Number of transactions	2.6	2.3	–	2.3	13%	7.7	6.6	16%
Gross bookings	$1,092.3	$1,116.0	–	$1,116.0	(2%)	$3,508.1	$3,196.2	10%
Mix of mobile transactions	35%	29%	–	29%	+594 bps	33%	28%	+495 bps
Financial metrics
Revenues	$121.2	$132.8	$1.3	$131.5	(9%)	$398.1	$377.9	5%
Air	50.5	58.9	0.3	58.5	(14%)	$164.5	175.5	(6%)
Packages, Hotels & Other Travel Products	70.8	73.9	1.0	72.9	(4%)	$233.5	202.4	15%
Net income	(1.5)	12.3	1.1	11.2	(112%)	16.1	27.4	(41%)
Adjusted EBITDA	14.5	24.3	1.3	23.0	(40%)	53.8	62.2	(14%)
Adjusted EBITDA (Excl. one-time items)	15.3	22.3		21.0	(31%)	54.6	60.2	(9%)
Note: For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Overview of Third Quarter 2018 Results

Operating Metrics

Transactions rose 13% to 2.6 million in 3Q18 from 2.3 million in the year-ago period, as Despegar continued to gain share across its key markets. As a result, gross bookings decreased just 2%, significantly less than the industry’s, to $1,092.3 million in 3Q18, from $1,116.0 million in the third quarter of 2017. Importantly, on an FX neutral basis, gross bookings increased 27% year-over-year, in 3Q18. Across the key markets in which it operates, particularly Argentina, Despegar faced declining industry gross bookings and significant currency depreciation. Nevertheless, in the $100 billion Latin American travel market, the Company remains focused on leveraging its strong competitive position and low-cost operating structure, while improving customer satisfaction levels, to accelerate market share gains.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 3Q18 remained relatively unchanged year-on-year at 42% of total transactions. Reflecting the macro environment in the country, Argentina accounted for a lower share in overall transactions, although still accounting for the highest share of Packages, Hotels and Other Travel Products.

The average selling price (“ASP”) was $421 per transaction in 3Q18, a 13% year-over-year decline (+12% YoY FX neutral), mainly as a result of local quarterly average currency devaluation in our two largest markets, specifically, 46% year-on-year in Argentina and 20% year-on-year in Brazil, and to a lesser extent by a continued mix-shift from international to domestic travel across key markets. In particular, the extent of the currency devaluation more than offset the successful continued mix-shift to higher ASP packages.

Brazil remains the largest market by transactions for Despegar, accounting for 40% of total transactions and increasing 11% year-over-year in 3Q18. Transactions grew 4% year-over-year in Argentina and 20% year-over-year in Mexico in the third quarter of 2018.

Mobile is an important initiative for Despegar and during the quarter the number of transactions via mobile rose 36% year-over-year with 35% of all transactions completed on the mobile platform, compared with up from 29% in 3Q17.

Key Operating Metrics
(In millions, except as noted)
	3Q18		3Q17		% Chg	FX Neutral
	$	% of total	$	% of total		% Chg
Gross Bookings	$1,092.3		$1,116.0		(2%)	27%
Average selling price (ASP) (in $)	$421		$486		(13%)	12%
Number of Transactions by Segment & Total
Air	1.5	58%	1.3	58%	14%
Packages, Hotels & Other Travel Products	1.1	42%	1.0	42%	12%
Total Number of Transactions	2.6	100%	2.3	100%	13%

Revenue

Total revenue in 3Q18 decreased 9% to $121.2 million, from pro forma $132.8 million in the year-ago quarter, mainly impacted by the 13% year-on-year decline in ASP resulting from local currency devaluation in Argentina and Brazil, our two largest markets, and to a lesser extent by a continued mix-shift from international to domestic travel across key markets.

Revenue margin experienced a 53 basis points year-on-year decline, to 11.1% in 3Q18, following the prior quarter implementation of customer fee reductions and discounts in package transactions, along with international to domestic mix-shift.

The year-on-year decline in revenue was mainly the result of lower revenues from Air and to a lesser degree from Packages, Hotels & Other Travel Products segments.

  Air segment revenue was $50.5 million in 3Q18, declining 14% year-over-year from pro forma $58.9 million in 3Q17. Transactions were up 14% year-on-year resulting in market share gains despite slower overall market growth. Higher volumes were more than offset by a 25% decline in average revenue per transaction resulting from the Company’s strategy of lowering air customer fees in several markets to drive market share gains and provide additional cross-selling opportunities, along with a mix-shift from international to lower-margin domestic travel driven by local currency depreciation, particularly in Argentina and Brazil.
  Packages, Hotels & Other Travel Products segment revenue decreased 4% in 3Q18 to $70.8 million, from pro forma $73.9 million in the year-ago quarter. Transactions increased by 12% but were more than offset by a 14% decline in revenue per transaction resulting mainly from the slower macro environment and price discounts, along with mix-shift from international to domestic travel given currency depreciation, particularly in Argentina and Brazil. The Packages, Hotels and Other Travel Products segment accounted for 58% of total revenue in the third quarter of 2018, up from 56% in 3Q17.
Revenue Breakdown[1]

	3Q18		Pro Forma 3Q17		Adj.	3Q17		% Chg[2]
	$	% of total	$	% of total	$	$	% of total
Revenue by business segment (in $Ms)
Air	50.5	42%	58.9	44%	0.3	58.5	45%	(14%)
Packages, Hotels & Other Travel Products	70.8	58%	73.9	56%	1.0	72.9	55%	(4%)
Total revenue	$121.2	100%	$132.8	100%	$1.3	$131.5	100%	(9%)
Revenue per transaction (in $)
Air	33.4		44.3		0.2	44.1		(25%)
Packages, Hotels & Other Travel Products	65.2		76.2		1.0	75.2		(14%)
Total revenue per transaction	$46.7		$57.8		$0.5	$57.2		(19%)

Total revenue margin	11.1%		11.6%			11.8%		(53) bps
1. Net of sales tax
2. For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Cost of Revenue and Gross Profit

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, declined 3% to $36.7 million in 3Q18 from $37.9 million in 3Q17. As a percentage of revenue, cost of revenue increased by 173 basis points to 30.2% from 28.5% in the comparable period a year ago.

The absolute year-on-year decline cost of revenue was primarily driven by lower installment plan costs as the Company reduced the availability and duration of installments in the quarter in Argentina, following the sharp rise in interest rates in the country. This was partially offset by incremental costs to operate the fulfillment center reflecting the Company’s increased focus on customer service. These customer-oriented initiatives allowed the Company to deliver a 720 basis points year-on-year increase in after trip NPS.

As a result, Gross Profit decreased 11% year-on-year to $84.6 million in 3Q18, reflecting lower revenue margins given the Company’s initiatives to accelerate market share growth and investments in support of improving customer satisfaction levels.

Cost of Revenue and Gross Profit
(In millions, except as noted)
	3Q18	Pro Forma 3Q17	Adj.	3Q17	% Chg[1]
Revenue	$121.2	$132.8	$1.3	$131.5	(9%)
Cost of Revenue	$36.7	$37.9		$37.9	(3%)
% of revenues	30.2%	28.5%		28.8%	+173 bps
Gross Profit	84.6	94.9	1.3	93.6	(11%)
Gross Profit Margin	69.8%	71.5%		71.2%	(173) bps
1. For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Operating Expenses

Total operating expenses in 3Q18 at $75.5 million, were basically flat when compared to the year-ago quarter despite the benefit from regional currency depreciation reflecting more difficult comps from one-time items in both quarters and higher stock-based compensation in 3Q18. As a percentage of revenues, total operating expenses increased to 62.3%, from 56.7% in the comparable period. Excluding one-time expenses, total operating costs decreased 3% year-on-year and total operating expenses as a percentage of revenue increased 339 basis points to 61.6% in 3Q18 from 58.2% in the same quarter of the prior year.

  Selling and marketing expenses rose 1% year-over-year to $41.6 million, from $41.1 million in 3Q17. As a percentage of revenue, selling and marketing expenses in 3Q18 increased to 34.3% from 31.0% in 3Q17, mainly reflecting lower revenue per transaction which more than offset the benefit from regional currency depreciation, lower marketing investments and higher efficiencies.
  General and administrative (G&A) expenses increased 12% year-over-year to $17.1 million, from $15.3 million in the third quarter of 2017, mainly reflecting more difficult comps from a $2.0 million one-time tax recovery gain in the year-ago quarter and a one-time severance expense of $0.8 million in 3Q18. As a percentage of revenues, G&A increased 259 basis points to 14.1% in 3Q18 from 11.5% in the prior year quarter reflecting higher personnel expenses, including a $0.4 million increase in stock-based compensation. Excluding the one-time items described above, comparable G&A declined 6% year-over-year, and as % of revenues, comparable G&A declined 43 basis points year-over-year.
  Technology and product development expenses declined 11% year-over-year to $16.8 million in 3Q18, compared to $18.9 million in the year-ago quarter reflecting lower expenses from currency depreciation in Argentina where the majority of headcount is based, partially offset by higher headcount. As a percentage of revenue, technology and product expenses decreased by 37 basis points year-over-year to 13.9%.

Operating Expenses
(In millions, except as noted)
	3Q18	Pro Forma 3Q17	3Q17	% Chg[1]
Selling and marketing	$41.6	$41.1	$41.1	1%
% of revenues	34.3%	31.0%	31.3%	+334 bps
General and administrative	$17.1	$15.3	$15.3	12%
% of revenues	14.1%	11.5%	11.7%	+259 bps
Technology and product development	$16.8	$18.9	$18.9	(11%)
% of revenues	13.9%	14.2%	14.4%	(37) bps
Total operating expenses	$75.5	$75.3	$75.3	0.27%
Total operating expenses as a % of revenues	62.3%	56.7%	57.3%	+556 bps
Total operating expenses (Excl. one-time items)	$74.7	$77.3	$77.3	(3%)
Total operating expenses (Excl. one time items) as a % of revenues	61.6%	58.2%	58.8%	+339 bps
1. For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Financial Income/Expenses

In 3Q18, the Company reported a net financial expense of $11.0 million compared to $2.9 million in the comparable prior-year quarter. The increase was primarily due to FX impact of the currency devaluation in Argentina, Brazil and Chile. This also includes a $2.6 million FX loss resulting from the adoption of the U.S. dollar as the functional currency of the Company’s Argentine subsidiary starting July 1, 2018 following the guidance of ASC 830 as Argentina is recognized as a hyperinflationary economy. FX losses were partially offset by higher interest income from invested cash balances.

Income Taxes

The Company reported an income tax gain of $0,5 million in 3Q18, compared to an expense of $4.4 million in 3Q17. The effective tax rate in 3Q18 was 25%, compared to 27% in 3Q17. The decrease in effective tax rate was mainly due to the recovery of deferred tax allowances in certain subsidiaries.

Adjusted EBITDA & Margin

Adjusted EBITDA declined 40% to $14.5 million in 3Q18 from pro forma $24.3 million in the comparable year-ago period. Adjusted EBITDA margin contracted to 12.0% from 18.3% in the prior year quarter, primarily resulting from the mix shift from international to domestic travel driven by currency devaluation across the region, along with lower year-on-year customer fees in air and price discounts in packages to support top line growth. Higher fulfillment costs and credit card processing fees also impacted Adjusted EBITDA margin.

Excluding one-time tax recoveries of $2.0 million in the third quarter of 2017 and a one-time severance charge of $0.8 million in 3Q18, Adjusted EBITDA would have decreased 31%.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	3Q18	Pro Forma 3Q17	Adj.	3Q17	% Chg[1]
Net income/ (loss)	($1.5)	$12.3	$1.1	$11.2	(112%)
Add (deduct):
Financial expense, net	11.0	2.9		2.9	283%
Income tax expense	(0.5)	4.4	0.2	4.2	(111%)
Depreciation expense	1.3	1.3	-	1.3	0%
Amortization of intangible assets	2.7	2.5	-	2.5	12%
Share-based compensation expense	1.4	1.0	-	1.0	45%
Adjusted EBITDA	$14.5	$24.3	$1.3	$23.0	(40%)
Adjusted EBITDA Margin	12.0%	18.3%		17.5%	(635) bps
One-time items	(0.8)	2.0		2.0	(140%)
Adjusted EBITDA (Excl. one-time items)	15.3	22.3		21.0	(31%)
Adjusted EBITDA Mg. (Excl. one-time items)	12.6%	16.8%		16.0%	(419) bps
1. For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at September 30, 2018 was $357.4 million, compared to $371.0 million at December 31, 2017, reflecting lower cash flow generated during the nine-months ended September 30, 2018. Additionally, during the quarter, the Company repurchased $15.7 million shares under a previously announced share buyback program.

Despegar generated negative cash flow from operating activities of $26.7 million in 3Q18 compared to $10.7 million in the comparable prior year quarter. This reduction was mainly due to a decrease in supplier and related party payables resulting from lower year-over-year sales, as well as higher cash advances to travel suppliers resulting from new commercial agreements.

During 3Q18, the Company’s capital expenditures were $3.7 million compared to $5.1 million during the same quarter in 2017. Funds were primarily used for technology hardware and office expansion.

Argentina Considered Hyperinflationary Market

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

3Q18 Earnings Conference Call
When:	8:00 a.m. Eastern time, November 8, 2018

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Javier Kelly, Investor Relations

Dial-in:	1-866-270-1533 (U.S. domestic); 1-412-317-0797 (international)

Webcast:	CLICK HERE

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Free cash flow is defined as cash flow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cash flow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Foreign Exchange (“FX”) Neutral Gross Bookings calculated by using the average monthly exchange rate of each month of 2017 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the third quarter of 2018, the Company has recognized more revenue associated with those bookings in the third quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the third quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 520,000 accommodation options, as well as approximately 1,100 car rental agencies and approximately 240 destination services suppliers with more than 8,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three and nine-month periods ended September 30, 2018 (in thousands U.S. dollars, except as noted)

	3Q18	Pro Forma 3Q17	Adj.	3Q17	% Chg[2]	9M18	Pro Forma 9M17	% Chg
Revenue	$121,247	$132,778	$1,310	$131,468	(9%)	$398,099	$377,860	5%
Cost of revenue	36,673	37,869		37,869	(3%)	122,407	104,096	18%
Gross profit	84,574	94,909	1,310	93,599	(11%)	275,692	273,764	1%
Operating expenses
Selling and marketing	41,572	41,097		41,097	1%	131,432	119,932	10%
General and administrative	17,130	15,318		15,318	12%	50,004	52,805	(5%)
Technology and product development	16,821	18,907		18,907	(11%)	54,778	51,959	5%
Total operating expenses	75,523	75,322		75,322	0%	236,214	224,696	5%

Operating income	9,051	19,587	1,310	18,277	(54%)	39,478	49,068	(20%)
Net financial income (expense)	(11,026)	(2,880)		(2,880)	283%	(19,149)	(10,647)	80%
Net income before income taxes	(1,975)	16,707	1,310	15,397	(112%)	20,329	38,421	(47%)
Income tax expense	(501)	4,373	183	4,190	(111%)	4,205	11,045	(62%)
Net income	(1,474)	12,334	1,127	11,207	(112%)	16,124	27,376	(41%)

Basic EPS (in $)	(0.02)	0.21		0.19	(110%)	0.23	0.46	(50%)
Diluted EPS (in $)	(0.02)	0.21		0.19	(110%)	0.23	0.46	(50%)

Basic shares weighted average[1]	69,193	59,694		59,694		69,165	58,910
Diluted shares weighted average[1]	69,193	59,785		59,785		69,165	59,001
As a % of Revenues
Cost of revenue	30.2%	28.5%		28.8%	+173 bps	30.7%	27.5%	+320 bps
Gross profit	69.8%	71.5%		71.2%	(173) bps	69.3%	72.5%	(320) bps
Operating expenses
Selling and marketing	34.3%	31.0%		31.3%	+334 bps	33.0%	31.7%	+128 bps
General and administrative	14.1%	11.5%		11.7%	+259 bps	12.6%	14.0%	(141) bps
Technology and product development	13.9%	14.2%		14.4%	(37) bps	13.8%	13.8%	+1 bps
Total operating expenses	62.3%	56.7%		57.3%	+556 bps	59.3%	59.5%	(13) bps
Operating income	7.5%	14.8%		13.9%	(729) bps	9.9%	13.0%	(307) bps
Net income before income taxes	-1.6%	12.6%		11.7%	(1,421) bps	5.1%	10.2%	(506) bps
Net income	-1.2%	9.3%		8.5%	(1,051) bps	4.1%	7.2%	(319) bps
1. In thousands
2. For comparison purposes, the Company has presented Pro-forma 3Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,497	$1,184,355	$1,092,287
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596
- YoY growth	30%	30%	25%	19%	18%	18%	13%
Air	1,246	1,324	1,328	1,386	1,362	1,513	1,512
- YoY growth	34%	31%	22%	13%	9%	14%	14%
Packages, Hotels & Other Travel Products	883	886	970	1,033	1,152	1,094	1,085
- YoY growth	25%	27%	29%	28%	30%	23%	12%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7
- YoY growth					3%	(12%)	(18%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4
- YoY growth					(2%)	(22%)	(25%)
Packages, Hotels & Other Travel Products	$73.5	$71.7	$76.2	$82.7	$76.2	$68.6	$65.2
- YoY growth					4%	(4%)	(14%)
ASPs	$479	$480	$486	$520	$490	$454	$421
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520

Unaudited Consolidated Balance Sheets as of September 30, 2018 (in thousands U.S. dollars, except as noted)

	As of September 30, 2018	As of December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$357,399	$371,013
Restricted cash and cash equivalents	$9,295	$29,764
Accounts receivable, net of allowances	$187,467	$198,273
Related party receivable	6,513	5,253
Other current assets and prepaid expenses	53,485	29,405
Total current assets	614,159	633,708
Non-current assets
Other Assets	11,691	4,658
Restricted cash and cash equivalents	10,000	10,000
Property and equipment net	17,838	16,171
Intangible assets, net	36,943	35,424
Goodwill	35,738	38,733
Total non-current assets	112,210	104,986
TOTAL ASSETS	726,369	738,694
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	46,405	45,609
Travel suppliers payable	146,536	174,817
Related party payable	83,152	84,364
Loans and other financial liabilities	31,258	8,220
Deferred Revenue	249	30,113
Other liabilities	36,282	39,751
Contingent liabilities	4,026	4,732
Total current liabilities	347,908	387,606
Non-current liabilities
Other liabilities	314	1,015
Contingent liabilities	2,128	7,115
Related party liability	125,000	125,000
Total non-current liabilities	127,442	133,130
TOTAL LIABILITIES	475,350	520,736

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	253,705	253,535
Additional paid-in capital	320,052	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	2,641	16,323
Accumulated losses	(308,855)	(367,616)
Treasury Stock	(15,796)	–
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	251,019	217,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	726,369	738,694

Unaudited Statements of Cash Flows for the three and nine-month period ended September 30, 2018 and 2017 (in thousands U.S. dollars, except as noted)

	3 months ended September 30,		9 months ended September 30,
	2018	2017	2018	2017
Cash flows from operating activities
Net income	($1,474)	$11,207	$16,124	$30,008
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	249	(229)	1,477	457
Depreciation expense	1,338	1,337	3,672	4,042
Amortization of intangible assets	2,738	2,454	6,984	6,010
Stock based compensation expense	1,393	959	3,642	3,065
Interest and penalties	597	156	597	610
Income taxes	(1,720)	3,081	1,287	5,876
Allowance for doubtful accounts	–	(55)	313	688
Provision / (recovery) for contingencies	(182)	(1,285)	942	(506)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	3,116	944	(14,472)	(39,600)
(Increase) / Decrease in related party receivables	(512)	(956)	(1,269)	(2,342)
(Increase) / Decrease in other assets and prepaid expenses	(18,197)	(6,921)	(45,388)	(6,491)
Increase / (Decrease) in accounts payable and accrued expenses	712	864	8,339	14,485
Increase / (Decrease) in travel suppliers payable	(8,925)	14,579	536	28,830
Increase / (Decrease) in other liabilities	5,585	(5,765)	8,092	(3,237)
Increase / (Decrease) in contingencies	(1,003)	(9,484)	(5,386)	(10,121)
Increase / (Decrease) in related party liabilities	(9,497)	(865)	4,733	9,343
Increase / (Decrease) in deferred revenue	(928)	692	(2,408)	(5,123)
Net cash flows provided by / (used in) operating activities	(26,710)	10,713	(12,185)	35,994
Cash flows from investing activities
Payments for short-term investments	–	238	–	–
Acquisition of property and equipment	(1,129)	(2,232)	(8,393)	(6,354)
Increase of intangible assets including internal-use software and website development	(2,615)	(2,830)	(9,247)	(8,987)
(Increase) / Decrease in restricted cash and cash equivalents	–	–	–	–
Net cash (used in) /provided by investing activities	(3,744)	(4,824)	(17,640)	(15,341)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	7,640	(5,717)	24,016	959
Capital contributions	136	(6,247)	136	254,305
Treasury Stock	(15,796)
Net cash (used in) / provided by financing activities	(8,020)	248,588	8,356	255,264
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,662	267	(12,614)	956
Net increase / (decrease) in cash, cash equivalents and restricted cash	(36,812)	254,744	(34,083)	276,873
Cash, cash equivalents and restricted cash as of beginning of the period	413,506	141,294	410,777	119,165
Cash, cash equivalents and restricted cash as of end of the period	376,694	396,038	376,694	396,038

CONTACT:
Investor Relations:
Despegar.com, Corp.
Javier Kelly
Investor Relations
(+5411) 5173 3501
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: November 8, 2018